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                                  EXHIBIT 23.2

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                         Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-8) of National Media Corporation pertaining to the Amended and Restated 1994 Stock Option Plan of Positive Response Television, Inc., a wholly owned subsidiary of National Media Corporation; and Employment Agreement, dated May 17, 1996, by and between Positive Response Television, Inc., National Media Corporation and Michael S. Levey and to the incorporation by reference therein of our report dated December 12, 1995, with respect to the combined financial statements of DirectAmerica Corporation and California Production Group, Inc. as of and for the nine months ended September 30, 1995 included in National Media Corporation's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on January 6, 1996.

Ernst & Young LLP
Philadelphia, Pennsylvania
July 12, 1996